SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Enzon Pharmaceuticals, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   293904108
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                November 9, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 293904108

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      863,374

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      863,374

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      863,374

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.44%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP No. 293904108

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      863,374

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      863,374

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      863,374

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.44%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  /  /
      (b)  /  /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      863,374

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      863,374

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      863,374

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      1.44%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      1,519,312

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,519,312

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,519,312

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.54%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      475,740

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      475,740

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      475,740

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.80%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      181,041

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      181,041

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      181,041

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      0.30%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      2,176,093

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      2,176,093

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      2,176,093

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      3.64%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      1,277,408

8   SHARED  VOTING  POWER
      0

9   SOLE  DISPOSITIVE  POWER
      1,277,408

10  SHARED  DISPOSITIVE  POWER
      0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,277,408

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.14%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      1,277,408

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      1,277,408

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      1,277,408

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.14%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,453,501

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,453,501

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,453,501

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.78%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,453,501

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,453,501

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,453,501

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.78%

14  TYPE  OF  REPORTING  PERSON
      OO

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,453,501

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,453,501

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,453,501

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.78%

14  TYPE  OF  REPORTING  PERSON
      PN

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,453,501

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,453,501

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,453,501

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.78%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
      OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      3,453,501

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      3,453,501

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,453,501

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      5.78%

14  TYPE  OF  REPORTING  PERSON
      CO

                                  SCHEDULE 13D

CUSIP  No.  293904108

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   SOURCE  OF  FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d)  or  2(e)     /  /

6   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7   SOLE  VOTING  POWER
      0

8   SHARED  VOTING  POWER
      4,316,875

9   SOLE  DISPOSITIVE  POWER
      0

10  SHARED  DISPOSITIVE  POWER
      4,316,875

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      4,316,875

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      7.22%

14  TYPE  OF  REPORTING  PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), issued by Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (the "Original 13D"), on behalf of the Reporting Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 4,316,875 Shares purchased by the Reporting Persons collectively was $37,278,946 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of Shares purchased by the Reporting Persons was obtained through margin borrowing. Shares purchased by the Reporting Persons are maintained in a margin account that includes positions in securities in addition to Shares. As of November 8, 2010, the indebtedness of the margin account of each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III was approximately $730.7 million, $355.2 million, $445.2 million, $252 million and $52.4 million, respectively.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,316,875 Shares, representing approximately 7.22% of the Issuer's outstanding Shares (based upon the 59,750,326 Shares stated to be outstanding as of November 2, 2010 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010 for the quarterly period ended September 30, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 863,374 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,519,312 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 475,740 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 181,041 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,277,408 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name  of                  Date                No.  of            Purchase
Reporting                 of                  Shares             Price per
Person                    Transaction         Purchased          Share (US$)
-----------------         ------------        ----------         --------------
High River                 11/05/2010           50,000              10.7986
High River                 11/08/2010           60,000              10.7513
High River                 11/09/2010           49,160              10.6344

Icahn Master               11/05/2010           68,725              10.7986
Icahn Master               11/08/2010           82,470              10.7513
Icahn Master               11/09/2010           67,570              10.6344

Icahn Master II            11/05/2010           17,100              10.7986
Icahn Master II            11/08/2010           20,490              10.7513
Icahn Master II            11/09/2010           16,813              10.6344

Icahn Master III           11/05/2010            6,350              10.7986
Icahn Master III           11/08/2010            7,620              10.7513
Icahn Master III           11/09/2010            6,243              10.6344

Icahn Partners             11/05/2010          107,825              10.7986
Icahn Partners             11/08/2010          129,420              10.7513
Icahn Partners             11/09/2010          106,014              10.6344

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, in which the Shares are the reference securities. These agreements provide that the profit or loss, as applicable, to the Reporting Persons shall be based upon the difference between the initial price set forth in such agreement and the final price of the reference securities determined in accordance with the terms of such agreement. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 2,264,835 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  9,  2010

HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  Mattner
          --------------------
          Name:  Edward  Mattner
          Title:  Authorized  Signatory

HOPPER  INVESTMENTS  LLC

     By:     /s/  Edward  Mattner
             --------------------
             Name:  Edward  Mattner
             Title:  Authorized  Signatory

BARBERRY  CORP.

     By:     /s/  Edward  Mattner
             --------------------
             Name:  Edward  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:  Edward  E.  Mattner
             Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:     /s/ Dominick  Ragone
             --------------------
             Name:  Dominick  Ragone
             Title:  Chief  Financial  Officer

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:     /s/ Dominick  Ragone
             --------------------
             Name:  Dominick  Ragone
             Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:     /s/ Dominick  Ragone
             --------------------
             Name:  Dominick  Ragone
             Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

By:     /s/ Dominick  Ragone
        -------------------
        Name:  Dominick  Ragone
        Title:  Chief  Financial  Officer

BECKTON  CORP.

By:     /s/  Edward  E.  Mattner
        ------------------------
        Name:  Edward  E.  Mattner
        Title:  Authorized  Signatory



/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN